
                       NOTEHOLDERS REPORT
                     CRUSADE GLOBAL TRUST No. 1 of 1999
               Quarterly Payment Date falling on Aug 15, 2000

Bond Information in US$
-----------------------

                                                         Interest     Interest        Principal             Charge
              FV Outstanding          Bond Factor        Rate         Payments        Distributions         Offs

Class A1         $52,200,241.15        17.400080%          6.97000%     $2,058,141.51   $63,346,347.02      $0.00
Notes

Class A2        $569,000,000.00       100.000000%          6.70500%    $10,251,483.33            $0.00       $0.00
Notes

Class A3        $125,000,000.00       100.000000%          7.14000%     $2,280,833.33            $0.00       $0.00
Notes


Principal Collections Information in AUD
----------------------------------------

          Scheduled Principal Payments:            $9,739,108.34

        Unscheduled Principal Payments:           $95,856,212.61

                               Redraws:          ($7,838,612.59)

                 Principal Collections:           $97,756,708.36

                 Principal Charge Offs:                    $0.00

                        Principal Draw:                    $0.00

                   Available Principal:           $97,756,708.36

                 Principal Distributed:           $97,756,708.36

                    Principal Retained:                    $0.00
                                                 ---------------


Total Available Funds in AUD
----------------------------

                      Available Income:          $28,691,351.46

                        Principal Draw:                   $0.00
                                                          $0.00

                        Liquidity Draw:

                 Total Available Funds:          $28,691,351.46

Redraw/Liquidity Utilization
----------------------------

                      Redraw Shortfall:            $0.00

          Redraw Carryover Charge Offs:            $0.00

                        Liquidity Draw:            $0.00

                   Liquidity Shortfall:            $0.00


Arrears Information
-------------------
                                           % of pool (by number)

                          31 - 59 days:            0.55%

                          60 - 89 days:            0.16%

                              90+ days:            0.08%

                              Defaults:             Nil

                                Losses:             Nil

Payment Information (CPR)
-------------------------
                                            Jul-00        Jun-00         May-00

                             1 mth CPR:     21.70%        27.40%         26.46%


Pool Information in AUD
-----------------------

         Outstanding Principal of Fixed Rate Housing Loans:     $293,670,593.94

  Outstanding Principal of the Variable Rate Housing Loans:     $867,159,961.44

                                           Number of Loans:              12,590

                              Weighted Average Current LVR:              58.29%

                                         Average Loan Size:             $92,203

                                Weighted Average Seasoning:          39.01 mths

                         Weighted Average Term to Maturity:            247 mths